# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INNOVATION BEVERAGE GROUP LTD, CIK 0001924482
CUSIP: Q4933C133
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 29 Anvil Road, Seven Hills, New South Wales, Australia (C3), 2147
Date of event which requires filing of this statement: 08/25/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002003919

## Reporting persons
- CLEARTHINK CAPITAL PARTNERS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9.99; shared voting power 0; sole dispositive power 9.99; shared dispositive power 0; aggregate amount beneficially owned 9.99 (9.99% of the class)

## Item 1. Issuer
Name of issuer: INNOVATION BEVERAGE GROUP LTD
Address of issuer's principal executive offices: 29 Anvil Road, Seven Hills, New South Wales, Australia, 2147

## Item 2. Person Filing
Name of person filing: ClearThink Capital Partners, LLC
Address of principal business office or, if none, residence:
210 West 77th Street 7W
New York, NY 10024
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Up to 9.99% of the outstanding shares of Common Stock.
Percent of class: Up to 9.99% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: Up to 9.99% of the outstanding shares of Common Stock.
Shared power to vote or to direct the vote: none
Sole power to dispose or to direct the disposition: Up to 9.99% of the outstanding shares of Common Stock.
Shared power to dispose or to direct the disposition: none

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Rule 13d-1(b) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- CLEARTHINK CAPITAL PARTNERS, LLC: /s/ Stephen Hart, Managing Member (11/12/2026)